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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________March 2008

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of Principal Executive Office)

1.  Notice of Meeting and Record Date, dated 3/31/2008

2.  Press Release, dated 4/18/2008

3.  Audited Financial Statements: Fiscal 2007 Ended 12/31/2007

    Form 52-109F1: CEO Certification of Annual Filings

    Form 52-109F1: CFO Certification of Annual Filings

    Audited Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

FANG AND ASSOCIATES BARRISTERS & SOLICITORS*

Business Solutions

P.O. Box 10037 Pacific Centre, 1925 – 700 West Georgia Street Vancouver, British Columbia, V7Y 1A1

General:  (604) 688-6775

Fax: (604) 688-6995

Cell (778) 837-7020

pmf@thomasrondeau.com

March 28, 2008

VIA SEDAR

TO:

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs or Mesdames:

Re:

Zena Capital Corp. (the “Company”)

We are the solicitors for the Company and  wish  to advise the following with respect to the upcoming

Extraordinary and Special Meeting of the shareholders of the Company:

1.

Meeting Type:

Annual and Special Meeting

2.

Security Description of Voting Issue:

Common

3.

CUSIP Number:

98935B

4.

Record Date:

Monday, May 19, 2008

5.

Meeting Date:

Thursday, June 26, 2008

6.

Meeting Location:

Suite 1980-1055 West Hastings St. Vancouver, B.C.

V6E 2E9

7.

Routine or Special:

Special

Yours truly,

FANG AND ASSOCIATES

“Paul Fang” Paul M. Fang PMF/

* Denotes law corporation

ZENA CAPITAL CORP.

604-750 West Pender Street

Vancouver, BC V6C 2T7

Telephone: (604) 689-0188 Facsimile: (604) 689-9773

April 18, 2008

PRIVATE PLACEMENT

Zena Capital Corp. (TSX - ZCC) (“Zena” or “the Company”) is pleased to announce that the Company has negotiated a non-brokered private placement raising aggregate proceeds of $2,678,900 where $2,365,000 shall be raised through the offering of 5,500,000 units at $0.43 per unit ("Unit") and $313,900 shall be raised through the offering of 730,000 common shares in the capital of the Company at $0.43 per common shares. Each Unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant is exercisable into one common share in the capital of the Company for two years from the date of issuance of the units at $0.75 per share. The proceeds of the private placement will be allocated for general working capital requirements. The shares and any additional shares to be issued on exercise of applicable warrants are subject to a hold period of four months and one day from the date of issuance of the shares and warrants. Finders' fees may be payable up to the maximum allowable amount under the rules of the TSX Venture Exchange in cash, shares or a combination of both.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Zena Capital Corp.

"Kevin Hanson"

Kevin Hanson, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2007 and 2006 and the consolidated statements of operations and cash flows for the years ended December 31, 2007, 2006 and 2005 and for the period February 8, 2000 (Date of Inception) to December 31, 2006 and the consolidated statement of shareholders’ equity (deficiency) for the period February 8, 2000 (Date of Inception) to December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 and for the period February 8, 2000 (Date of Inception) to December 31, 2007, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 18, 2008	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our report to the shareholders dated April 18, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 18, 2008	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash – Note 5	$ 15,760	$ 11,861
GST receivable	11,497	8,493
Due from related party – Note 6	-	1,400

	27,257	21,754
Mineral property – Notes 3, 6 and Schedule 1	508,686	474,581

	$ 535,943	$ 496,335

LIABILITIES

Current
Accounts payable – Notes 6, 8 and 9	$ 390,072	$ 267,591
Promissory notes – Note 9	200,000	100,000

	590,072	367,591

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Notes 4 and 12	740,784	740,784
Contributed surplus	21,450	21,450
Deficit accumulated during the exploration stage	(816,363)	(633,490)

	(54,129)	128,744

	$ 535,943	$ 496,335

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4, 9 and 12

Subsequent Events – Note 12

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director
Terry Amisano		Kevin Hanson

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2007, 2006 and 2005 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2007	2006	2005	2007

Administrative expenses
Accounting and audit fees – Note 6	$ 33,687	$ 24,092	$ 23,027	$ 133,711
Consulting fees – Note 6	74,695	74,905	75,178	258,122
Filing fees	11,830	16,258	11,677	66,750
Interest and bank charges	155	343	341	3,508
Interest on convertible debentures – Notes 6 and 8	-	9,123	850	9,973
Interest on promissory notes – Notes 6 and 9	24,502	6,682	-	31,184
Investor relation costs	1,755	1,691	2,794	14,076
Legal fees	13,167	13,170	36,160	106,306
Office and miscellaneous – Note 6	9,702	12,392	12,258	70,956
Printing	-	932	966	6,144
Rent – Note 6	9,000	9,000	14,071	69,696
Sponsorship costs	-	-	-	22,250
Transfer agent	4,110	6,205	9,531	39,995
Travel – Note 6	420	-	5,161	14,197

Loss before other items	(183,023)	(174,793)	(192,014)	(846,868)

Other items:
Interest income	150	154	315	29,835
Project investigation costs	-	-	-	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	-	-	(1,899)	(23,250)

Loss for the period before income tax provision	(182,873)	(174,639)	(193,598)	(851,963)

Recovery of future income tax asset	-	-	-	35,600

Net loss for the period	$ (182,873)	$ (174,639)	$ (193,598)	$ (816,363)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	16,863,604	15,745,345	15,002,499

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2007	2006	2005	2007

Operating Activities
Net loss for the period	$ (182,873)	$ (174,639)	$ (193,598)	$ (816,363)
Non-cash items:
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	-	-	1,899	23,250
Recovery of future income tax asset	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(3,004)	(1,710)	(5,341)	(11,497)
Accrued interest receivable	-	-	820	-
Due from related party	1,400	(1,400)	-	-
Prepaid expenses and deposits	-	1,850	2,800	-
Accounts payable	122,481	122,851	122,794	390,072

Cash used in operating activities	(61,996)	(53,048)	(70,626)	(444,138)

Investing Activities
Promissory note receivable repaid	-	-	-	(6,000)
Mineral property costs	(34,105)	(123,093)	(80,454)	(508,686)

Cash used in investing activities	(34,105)	(123,093)	(80,454)	(514,686)

Financing Activities
Issuance of share capital	-	46,875	-	674,584
Convertible debentures issued	-	-	100,000	100,000
Promissory notes issued	100,000	100,000	-	200,000

Cash provided by financing activities	100,000	146,875	100,000	974,584

Increase (decrease) in cash during the period	3,899	(29,266)	(51,080)	15,760

Cash, beginning of period	11,861	41,127	92,207	-

Cash, end of period	$ 15,760	$ 11,861	$ 41,127	$ 15,760

…/cont’d.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2007, 2006 and 2005 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

	2007	2006	2005

Cash represented by:
Cash	$ 11,482	$ 7,707	$ 37,127
Funds held in trust	4,278	4,154	4,000

	$15,760	$ 11,861	$ 41,127

Non-cash Transactions:

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, $100,000 convertible notes were converted into shares of the Company’s common stock at $0.1017 for a total of 983,605 common shares issued.  This transaction was excluded from the statements of cash flows.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)

Balance, December 31, 2003	11,022,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207

Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the period from February 8, 2000 (Date of Inception) to December 31, 2007

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash:
On exercise of share purchase options
– at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the year	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	740,784	-	21,450	(633,490)	128,744
Net loss for the year	-	-	-	-	(182,873)	(182,873)

Balance, December 31, 2007	16,863,604	$ 740,784	$ -	$ 21,450	$ (816,363)	$ (54,129)

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2007 and 2006

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2005	Additions	2006	Additions	2007

Acquisition costs
Option payments	$ 20,000	$ 10,000	$ 30,000	$ -	$ 30,000
Legal fees	9,211	15,475	24,686	1,506	26,192
Advance royalty payments	4,000	12,000	16,000	4,000	20,000

Balance, ending	33,211	37,475	70,686	5,506	76,192

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	94,925	44,853	139,778	13,155	152,933
Drilling	36,081	5,118	41,199	-	41,199
Excavation	-	3,199	3,199	-	3,199
Geology	18,481	-	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	1,000	1,000	1,000	2,000
Leasing costs	14,550	5,100	19,650	5,100	24,750
Project supervisions and engineering	89,293	548	89,841	-	89,841
Travel	14,924	6,974	21,898	1,386	23,284
Other	5,279	5,503	10,782	7,958	18,740

Balance, ending	278,883	72,295	351,178	28,599	379,777

Equipment costs	36,394	1,323	37,717	-	37,717

Permit and security deposits	3,000	12,000	15,000	-	15,000

	$ 351,488	$ 123,093	$ 474,581	$ 34,105	$ 508,686

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has acquired a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia (Note 3) and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2007, the Company had not yet achieved profitable operations, has a working capital deficiency of $562,815, has accumulated losses of $816,363 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due (Note 12).

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock and debt.  Continued operations of the Company are dependent on the Company’s ability to complete equity or debt financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. (“Rock Creek”).  All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The subsidiary changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)

Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are based on currently enacted or substantially enacted tax rates which are expected to be in effect when the underlying items of income or expense is expected to be realized.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

e)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

f)

Stock-based Compensation

The fair value of all share purchase options granted after January 1, 2002, are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing assumptions do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

g)

Flow-through Shares

Under terms of flow-through share agreements, the related exploration expenditures are renounced to the subscribers of such shares.  In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

h)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2007.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 5

Note 2

Significant Accounting Policies – (cont’d)

i)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2007 and 2006, the Company has no asset retirement obligations.

j)

Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting ad presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 6

Note 2

Significant Accounting Policies – (cont’d)

j)

Change in Accounting Policy – (cont’d)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its amount receivable as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

The adoption of these Handbook Sections had no impact on opening deficit.

k)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 7

Note 2

Significant Accounting Policies – (cont’d)

l)

Future Accounting Changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

m)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 8

Note 3

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain industrial mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were recorded as payables for July 31, 2004, 2005, 2006 and 2007.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 4

Share Capital – Note 12

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

c)

Escrow Shares:

At December 31, 2007, there were Nil (December 31, 2006: 1,213,392) common shares held in escrow.  The remaining escrow shares were released to the shareholders on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 9

Note 4

Share Capital – Note 12 - (cont’d)

d)

Share Purchase Options: – (cont’d)

Stock-based Compensation Plan – (cont’d)

		Weighted Average
	Number	Value

Options outstanding, December 31, 2004 and 2005	1,342,500	$0.06
Options exercised	(877,500)	$0.05
Options expired	(90,000)	$0.10

Options outstanding and exercisable, December 31, 2006 and 2007	375,000	$0.075

At December 31, 2007, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Note 5

Restricted Cash

Included in cash is $4,278 (December 31, 2006: $4,154) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 10

Note 6

Related Party Transactions – Notes 3, 8 and 9

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2007	2006	2005	2007

Administrative expenses
Accounting	$ 23,187	$ 14,092	$ 18,980	$ 98,724
Consulting	72,000	72,000	72,000	225,000
Interest on convertible debenture	-	7,299	679	7,978
Interest on promissory notes	16,800	4,158	-	20,958
Office and miscellaneous	9,000	9,000	10,372	62,497
Rent	9,000	9,000	9,900	62,025
Travel	-	-	-	1,575

	129,987	115,599	111,931	478,757

Deferred exploration costs:
Consulting	-	45,465	44,246	119,087

	$ 129,987	$ 161,014	$ 156,177	$ 597,844

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Due from related party was due from a company formerly with common directors with respect to advances to that company.

Included in accounts payable at December 31, 2007 is $301,676 (2006: $210,694) due to a partnership controlled by two directors of the Company and a significant shareholder of the Company with respect to unpaid administration expenses.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 11

Note 7

Income Taxes

The Company has available Canadian exploration and development expenses of $483,455 and non-capital losses of $726,063, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2008	$ 38,701
2009	64,342
2010	10,733
2014	106,481
2015	165,196
2016	158,614
2017	181,996

$ 726,063

A reconciliation of income taxes at statutory rates is as follows:

	2007	2006	2005

Loss before income taxes	$ (182,873)	$ (174,639)	$ 193,598

Statutory income tax rates	34.12%	34.12%	34.87%

Computed income tax recovery	$ (62,396)	$ (59,587)	$ (67,508)
Permanent differences	299	289	905
Decrease in future taxes due to tax rate reduction	46,747	-	-
Net change in valuation allowance	15,350	59,298	66,603

Total current and future income tax recovery	$ -	$ -	$ -

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2007	2006

Future income tax asset (liability)
Non-capital loss carry-forwards	$ 199,667	$ 187,448
Resource expenditures	(6,939)	(8,609)

	192,729	178,839
Valuation allowance	(192,729)	(178,839)

Future income tax asset, net	$ -	$ -

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 12

Note 7

Income Taxes – (cont’d)

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will be realized during the carry-forward period to utilize all the future tax assets.

Note 8

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000.  Convertible debentures totalling $80,000 were issued to related parties.  These parties are related by virtue of being directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.  The principal amount of the debentures was converted on November 30, 2006 at $0.1017 per share for 983,605 common shares.  Debentures bore interest at 10% per annum and interest payable on convertible debentures is $9,973 and is included in accounts payable at December 31, 2007 and 2006, of which $7,978 was due to related parties.

Note 9

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  At December 31, 2007, accounts payable includes $31,184 (2006: $6,682) in interest with respect to these notes of which $20,951 (2006: $4,151) is due to the related parties.

Note 10

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties are expensed as incurred.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 13

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations.  Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received.  The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations.  As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

c)

Convertible Debentures

Under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended December 31, 2006, an additional interest expense (including accretion) of $20,827 (2005: $15,058) has been recorded.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 14

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows:

				February 8, 2000
				(Date of
				Incorporation)
				to December 31,
STATEMENT OF OPERATIONS	2007	2006	2005	2007

Net loss for the year per Canadian GAAP	$ (182,873)	$ (174,639)	$ (193,598)	$ (816,363)

Resource property acquisition costs	(5,506)	(37,475)	(12,800)	(76,192)
Exploration costs incurred	(28,599)	(72,295)	(67,654)	(379,777)
Recovery of future income tax liability	-	-	-	(35,600)
Interest expense accreted on convertible debentures	-	(20,827)	(15,058)	(35,885)

Net loss per US GAAP	$ (216,978)	$ (305,236)	$ (289,110)	$ (1,343,817)

Basic and diluted loss per share per US GAAP	$ (0.01)	$ (0.02)	$ (0.02)

STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	(61,996)	(53,048)	$ (70,626)	$ (444,138)

Resource property acquisition	(5,506)	(37,475)	(12,800)	(76,192)
Exploration costs incurred	(28,599)	(72,295)	(67,654)	(379,777)

Cash flows used in operating activities per US GAAP	(96,101)	(162,818)	(151,080)	(900,107)

Cash flows from financing activities per Canadian and US GAAP	100,000	146,875	100,000	974,584

Cash flows used in investing activities per Canadian GAAP	(34,105)	(123,093)	(80,454)	(514,686)

Resource property acquisition	5,506	37,475	12,800	76,192
Exploration costs incurred	28,599	72,295	67,654	379,777

Cash flows used in investing activities per US GAAP	-	(13,323)	-	(58,717)

Increase (decrease) in cash per Canadian and US GAAP	$ 3,899	$ (29,266)	$ (51,080)	$ 15,760

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2007, 2006 and 2005

(Stated in Canadian Dollars) – Page 15

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows: – (cont’d)

	December 31,	December 31,
BALANCE SHEET	2007	2006

Total assets per Canadian GAAP	$ 535,943	$ 496,335
Mineral property acquisition and exploration costs	(455,969)	(421,864)

Total assets per US GAAP	$ 79,974	$ 74,471

Total liabilities per Canadian and US GAAP	$ 590,072	$ 367,591

Deficit, per Canadian GAAP	$ (816,363)	$ (633,490)
Resource property acquisition costs	(76,192)	(70,686)
Exploration costs incurred	(379,777)	(351,178)
Recovery of FIT liability	-	(35,600)
Interest expense accreted on convertible debentures	-	(35,885)

Deficit, per US GAAP	(1,272,332)	(1,126,839)

Share capital and share subscriptions per Canadian and US GAAP	740,784	740,784

Contributed surplus per Canadian GAAP	21,450	21,450
Interest expense accreted on convertible debentures	-	35,885

Contributed surplus per US GAAP	21,450	57,335

Total shareholders’ equity (deficiency) per US GAAP	$ 79,974	$ (293,120)

Note 11

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Note 12

Subsequent Event

On April 18, 2008 the Company announced that it had negotiated a private placement for aggregate proceeds of $2,678,900 by the issuance of 5,500,000 units at $0.43 per unit ("Unit") and 730,000 common shares of the Company at $0.43 per common share. Each Unit will consist of one common share of the Company and one share purchase warrant. Each warrant will be exercisable into one common share of the Company for two years from the date of issuance of the units at $0.75 per share. Finders' fees may be payable up to the maximum allowable amount under the rules of the Exchange in cash, shares or a combination of both.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

AMENDED CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Terry Amisano, President of Zena Capital Corp., certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Zena Capital Corp. (the issuer) for the financial year ended December 31, 2007.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

__”Terry Amisano”_________

Terry Amisano

President

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

AMENDED CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Zena Capital Corp. (the issuer) for the financial year ended December 31, 2007.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 29, 2008

____”Roy Brown”____________

Roy Brown

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ZENA CAPITAL CORP.

ANNUAL REPORT

for the year ended December 31, 2007

MANAGEMENT DISCUSSION AND ANALYSIS

1.1

Date of Report:  April 25, 2008

1.2

Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  The properties consist of 12 claims (12 units) encompassing 300 hectares.  In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”). The proposed Option served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX”).  On April 2, 2004, the Company completed its Qualifying Transaction.  The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).  By an agreement dated October 14, 2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 which the Company paid.  In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company’s wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property.  This interest replaces Mr. Brown’s interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5.  The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004.  Phase 2 of the Program included exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 2

As per the October 14, 2005 agreement listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is little existing production available in B.C.

During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.  The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On August 3, 2005, the Company received the Order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on November 25, 2005, in Kelowna, B.C.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 3

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated February 24, 2006, the matters related to access as outlined in the Mediation Order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated February 24, 2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.  In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.  This company has commenced its due diligence process in April, 2007.  The confidentiality agreement expired on June 30, 2007, however the Company is continuing its negotiations.

The landowner filed a statement of defence to the Company’s claim and filed a counterclaim against the Company.  The Company intends to respond to the statement of defence and views the counterclaim as frivolous and is confident that it will be successful in its defence and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

During the year ended December 31, 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  On November 30, 2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share.  No warrants were issued.  These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 4

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated March 27, 2007, the Company borrowed a further $100,000 from various lenders, which includes $80,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company.   The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.  The proceeds of this financing were applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

In summary, operations during the year ended December 31, 2007 were primarily related to fund-raising and negotiations concerning the sale of mining assets, sale of materials from the mineral property and/or any other related ventures.

See Proposed transaction

1.3

Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Years ended December 31,
	2007	2006	2005

Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	(182,873)	(174,639)	(193,598)
Basic and diluted loss per share before discontinued operations and extraordinary items	(0.01)	(0.01)	(0.04)
Net loss	(182,873)	(174,639)	(193,598)
Basic and diluted loss per share	(0.01)	(0.01)	(0.04)
Total assets	535,943	496,335	401,248
Total long-term liabilities	-	-	-
Cash dividends per share	-	-	-

The Company’s activity has generally remained constant over the last three years, although the Company was more active on its mineral property during the year ended December 31, 2006.

During the year ended December 31, 2006, the Company incurred additional exploration costs with respect to costs related to obtaining its test sample.  During the year ended December 31, 2007, exploration costs were primarily related to maintenance of the property while the Company is negotiating for a third party involvement with the property via either the sale of mining assets, sale of materials from the minerals from the mineral property or any other related venture.  Administration expenses generally remained constant over the three years.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 5

Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss during the year ended December 31, 2007 over the comparative period of 2006 generally remained consistent, except for an increase in interest expense, which relates to the interest on the promissory notes as discussed in section 1.5.  Accounting and audit fees expense increased this year primarily due to a general increase in audit and accounting fee rates and an additional charge in 2007 with respect to updating the Company’s corporation tax returns.  Filing fees decreased also during the year ended December 31, 2007 due to less financing activity in this period.  The Company’s significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec. 31,	Sep. 30,	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	June 30,	Mar. 31,
	2007	2007	2007	2007	2006	2006	2006	2006

Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Net income (loss) before discontinued operations and extraordinary items:
Total	$ (59,576)	$ (37,358)	$ (49,017)	$ (36,922)	$ (37,887)	$ (50,913)	$ (51,391)	$ (34,448)
Per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

Net income (loss):
Total	$ (59,576)	$ (37,358)	$ (49,017)	$ (36,922)	$ (37,887)	(50,913)	$ (51,391)	$ (34,448)
Per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	(0.00)	$ (0.00)	$ (0.00)	$ (0.00)

The Company reported a net loss of $182,873 for the year ended December 31, 2007.  Administrative expenses for the year ended December 31, 2007 has increased by $8,234 compared to the year ended December 31, 2006.

The Company recorded a total of $28,599 in costs for the year ended December 31, 2007 on the Industrial Mineral Property.  These costs were primarily incurred for due diligence work in respect to the March confidentiality agreement.  Details of these costs are disclosed in Schedule 1 of the financial statements.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 6

1.6

Liquidity

The Company has total assets of $535,943.  The Primary assets of the Company are cash of $15,760 and a mineral property carried at $508,686.  The Company currently has $200,000 in promissory notes due and has a total working capital deficiency of $562,815.  Approximately $330,605 of the accounts payable and the $200,000 in promissory notes are all due to either related parties or close business associates which are not likely to make demands that would put the Company at any significant liquidity risk.  Although the Company has limited cash funds, based on liabilities other than those due to related parties or close business associates, the Company has adequate working capital for operations through to April 30, 2008.  Following April 30, 2008, the Company will need to obtain financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  See proposed transaction.

1.7

Capital Resources

The only capital resource of the Company is the mineral property, carried at $508,868.  The Company’s intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.8

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9

Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and companies controlled by directors of the Company (Kevin Hanson and Terry Amisano) and an officer of the Company (Roy Brown) and a significant shareholder of the Company and a Company controlled by that shareholder (Greg Burnett):

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 7

1.9

Transactions with Related Parties – (cont’d)

				February 8,
				2000
				(Date of
				Incorporation)
				to
	Year Ended December 31,			December 31,
	2007	2006	2005	2007

Administrative expenses
Accounting	$ 23,187	$ 14,092	$ 18,980	$ 98,724
Consulting	72,000	72,000	72,000	225,000
Interest	16,800	11,457	679	28,936
Office and miscellaneous	9,000	9,000	10,372	62,497
Rent	9,000	9,000	9,900	62,025
Travel	-	-	-	1,575

	129,987	115,549	111,931	478,757
Deferred exploration costs:
Consulting	-	45,465	44,246	119,087

	$ 129,987	$ 161,014	$ 156,177	$ 597,844

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at December 31, 2007 is $109,976 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $191,700 due to a company controlled by a significant shareholder of the Company (Greg Burnett).  These amounts relate to unpaid fees accumulated for over four years with respect to consulting fees, accounting services, rent and other office expenses.

Included in promissory notes is a total $80,000 owing to two private companies controlled by Terry Amisano and Kevin Hanson, as to $40,000 each, Greg Burnett, as to $40,000, a significant shareholder of the Company and Alan Crawford, as to $20,000.  Accounts payable includes $28,929 in interest with respect to these promissory notes and former outstanding convertible debentures.  The interest due to related parties on the convertible debenture portion is due to Greg Burnett, Terry Amisano, Brenda Hanson and Alan Crawford.

1.10

Fourth Quarter

The fourth quarter events were primarily related to administration of the Company.  The Property work also included costs related to the due diligence being conducted by a company interested in the Project (see 1.2).

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 8

1.11

Proposed Transactions

On April 18, 2008 the Company announced that the Company has negotiated a non-brokered private placement to raise aggregate proceeds of $2,678,900 where $2,365,000 shall be raised through the offering of 5,500,000 units at $0.43 per unit ("Unit") and $313,900 shall be raised through the offering of 730,000 common shares in the capital of the Company at $0.43 per common shares. Each Unit will consist of one common share in the capital of the Company and one share purchase warrant. Each warrant will be exercisable into one common share in the capital of the Company for two years from the date of issuance of the units at $0.75 per share. The proceeds of the private placement will be allocated for general working capital requirements. The shares and any additional shares to be issued on exercise of applicable warrants will be subject to a hold period of four months and one day from the date of issuance of the shares and warrants. Finders' fees may be payable up to the maximum allowable amount under the rules of the TSX Venture Exchange in cash, shares or a combination of both.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

1.12

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13

Changes in Accounting Policies

a)

Change in Accounting Policy

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, “Comprehensive Income”, Section 3251, “Equity, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 3865, “Hedges”.  Section 1530 establishes standards for reporting ad presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.  Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 9

1.13

Changes in Accounting Policies – (cont’d)

a)

Change in Accounting Policy – (cont’d)

liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Company designated its amount receivable as loans and receivables.  They are recorded at cost, which on initial recognition represents their fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at fair value.  Subsequent valuations are recorded at amortized cost using the effective interest method.

The adoption of these Handbook Sections had no impact on opening deficit.

b)

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

c)

Future Accounting Changes

Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on January 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 10

1.13

Changes in Accounting Policies – (cont’d)

c)

Future Accounting Changes – (cont’d)

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

d)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

1.14

Financial Instruments and Other Instruments

The carrying value of cash, due from related party, accounts payable and promissory notes approximate their fair values due to the short maturity of those instruments.  Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15

Other MD&A Requirement

a)

Additional information relating to the Company is on SEDAR at www.sedar.com.

b)

Disclosure of Outstanding Share Data

i)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

ii)

Common Shares Issued:

	Number*	Amount

Balance, December 31, 2006 and 2007 and April 18, 2008	16,863,604	$ 740,784

* The number of shares issued has been retroactively restated for a three for one forward split on August 16, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Annual Report

December 31, 2007 – Page 11

1.15

Other MD&A Requirement – (cont’d)

b)

Disclosure of Outstanding Share Data – (cont’d)

iii)

Share Purchase Options

At December 31, 2007 and March 26, 2008, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

iv)

Escrow Shares:

At December 31, 2007, there were no escrow shares outstanding, as the remaining shares in escrow totalling 1,213,392 were released on April 1, 2007.

c)

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of the President and the Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures.  Based on that evaluation, the President and Chief Financial officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company’s President and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. -- SEC File No. 000-50829

(Registrant)

Date: April 30, 2007          By /s/ Terry Amisano____________________

                                     Terry Amisano, President/Director